EXHIBIT 11

COMPUTATION OF EARNINGS PER SHARE

	Year Ended
	September 30,
	2007	2006

Net income (loss)	$352,765	$(10,936)
Weighted average number of shares outstanding	5,247,107	5,247,107

Net income (loss) per common share	0.07	$(0.01)